UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 2, 2026

In the Matter of

Fortune Nickel and Gold Inc
800 Westchester Ave Suite 641N
Rye Brook, NY 10573

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12478

Fortune Nickel and Gold Inc filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 2, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Associate Director